420 Lexington Avenue - Suite 408
New York, NY 10170

March 26, 2008

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
SIGA Technologies, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 6, 2008
Form DEF 14A
Filed on April 9, 2008
File No. 000-23047

Dear Mr. Rosenberg:

Reference is made to the letter (the “Comment Letter”), dated November 26, 2008, setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) regarding the filings of SIGA Technologies, Inc. (“SIGA,” the “Company” or “we”) referenced above.

This letter contains the Company’s responses to the additional Staff’s comment communicated to us verbally by Ms. Ignat on March 16, 2009.  For your convenience, the Staff’s comment has been restated below in its entirety, with the response to the comment set forth immediately under the comment.

Form 10-Q for the Quarterly period ended September 30, 2008

Consolidated Financial Statements (Unaudited)

3.  Stockholders’ Equity, page 8

1.
We acknowledge your response to prior Comment 3, please revise your disclosure to clarify the accounting treatment for the deferred transaction cost of $581,358 in the event  you do not issue stock under the M&F Letter Agreement .  Please also tell us what consideration you have given to writing off the deferred transaction costs due to the potential abandonment of the offering.

In our Form 10-Q for the quarter ending March 31, 2009, we will expand our disclosure to clarify the accounting treatment of the deferred transaction costs related to the M&F Letter Agreement.  Specifically, we will disclose  that in the event that we do not issue stock under the M&F Letter Agreement, we will charge the entire amount of deferred transaction costs to the results of operations at the end of our agreement with M&F.  We respectfully advise the staff that the agreement with M&F will remain in effect until the issuance of stock as provided in the M&F Letter, abandonment of the agreement mutually by both parties or until such Letter’s expiration.  At the current time, there is no plan to abandon this transaction.  In the event that the transaction provided for in the M&F Letter is abandoned, we will charge the entire amount of deferred transaction costs to the results of operations at such point.

_______________

We trust that the preceding responses will fully address the Staff’s additional comment as provided orally by Ms. Ignat.  Additionally, the Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

                    Very truly yours,

                    /s/ Ayelet Dugary
                    Ayelet Dugary
                    Acting Chief Financial Officer
                    SIGA Technologies, Inc.

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